UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q

	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: August 1, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

TAILORED BRANDS, INC.

Full Name of Registrant

N/A

Former Name if Applicable

6380 Rogerdale Road

Address of Principal Executive Office (Street and Number)

Houston, Texas 77072

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tailored Brands, Inc. (the “Company”) will be unable to continue filing the periodic reports required by Sections 13 or 15(d) under the Exchange Act (collectively, “Periodic Reports”) without unreasonable effort and expense due to the events described below.

The Company announced on August 2, 2020, that, among other things, it had entered into a Restructuring Support Agreement (together with all exhibits and schedules thereto, the “RSA”) with members of an ad hoc group of lenders under the Term Loan Credit Agreement, dated as of June 18, 2014, by and among, The Men’s Wearhouse, Inc., as borrower, certain of the Company Parties (as defined therein), as guarantors, Wilmington Savings Fund Society FSB (as successor to JPMorgan Chase Bank, N.A.), as administrative agent, and the lenders from time to time party thereto. To implement the RSA, on August 2, 2020, the Company and certain of its subsidiaries commenced voluntary cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”).

As disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 21, 2020, the Company announced that it planned organizational changes to eliminate approximately 20% of its corporate positions by the end of the fiscal second quarter and identified up to 500 stores to be closed over time.

On July 22, 2020, the New York Stock Exchange (“NYSE”) notified the Company that it would apply to the SEC to delist the Company’s common stock upon completion of all applicable procedures. A Form 25 was filed with the SEC by the NYSE on August 20, 2020 and the delisting of the common stock became effective 10 days later. The deregistration of the common stock under section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) will be effective 90 days following the filing of the Form 25, or such shorter period as the SEC may determine. Upon deregistration of the common stock under Section 12(b) of the Exchange Act, the common stock will remain registered under Section 12(g) of the Exchange Act.

Due to the considerable amount of time and resources that management must devote to the Chapter 11 Cases and related administrative requirements and the limited operating budget allowed to the Company for such administrative matters during the Chapter 11 Cases, the Company does not have access to sufficient resources to prepare the Periodic Reports, including the resources necessary for the preparation of the Company’s financial statements for the fiscal quarter ended August 1, 2020, in accordance with generally accepted accounting principles and the certifications required by the Sarbanes-Oxley Act of 2002, as amended. The Company believes that the Current Reports on Form 8-K to be filed by the Company as described below will provide information about the material events in the Chapter 11 Cases and the assets and liabilities of the Company relevant to the decisions of investors to buy, sell or hold the Company’s securities.

The Company has determined that, because of the events described above, the Company will be unable to continue filing the Periodic Reports without unreasonable effort and expense. The Company does not intend to file a Quarterly Report on Form 10-Q for the fiscal quarter ended August 1, 2020, including the financial statements of Tailored Brands, Inc. and its subsidiaries, or any other reports on Form 10-Q, Form 10-K or Form 11-K, for those or subsequent periods. Instead, until the Company’s common stock is cancelled and of no further force or effect, the Company intends to file with the SEC Current Reports on Form 8-K containing (a) disclosure of all material events in the Chapter 11 Cases and (b) as exhibits, the operating and financial reports that are filed by the Company with the Bankruptcy Court.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Vazquez	(281)	776-7000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has concluded that it is unable to file a Quarterly Report on Form 10-Q for the fiscal quarter ended August 1, 2020 (or other Periodic Reports) without unreasonable effort and expense for the reasons described in Part III of this Form 12b-25. The Company’s results of operations for the fiscal quarter ended August 1, 2020 differed significantly from its results of operations for the fiscal quarter ended May 2, 2020 due to the continuing acceleration of its operating losses and related adverse developments that occurred with respect to the Company’s business and liquidity preceding the commencement of the Chapter 11 Cases. These matters were addressed in the Company’s Quarterly Report on Form 10-Q for the period ended May 2, 2020, filed with the SEC on July 27, 2020 as well as subsequent Current Reports on Form 8-K.

The Company is required to file operating reports with the Bankruptcy Court relating to periods subsequent to August 2, 2020, and intends to include these operating reports as exhibits to the Company’s Current Reports on Form 8-K.

All documents filed with the Bankruptcy Court on the docket of and other information related to the Chapter 11 Cases are available for review and free of charge online at https://cases.primeclerk.com/TailoredBrands.

Cautionary Statement Regarding Forward-Looking Statements

The Company has included statements in this Form 12b-25 that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expect” and similar expressions identify forward-looking statements. Forward-looking statements are based only on the Company’s current assumptions and views of future events and financial performance. They are subject to known and unknown risks and uncertainties, many of which are outside of the Company’s control that may cause the Company’s actual results to be materially different from planned or expected results. Those risks and uncertainties include, but are not limited to, risks attendant to the bankruptcy process, including the Company’s ability to obtain court approval from the Bankruptcy Court with respect to motions or other requests made to the Bankruptcy Court throughout the course of the Chapter 11 Cases, including with respect to any proposed debtor-in-possession financing; the ability of the Company to negotiate, develop, confirm and consummate a plan of reorganization; the effects of the Chapter 11 Cases, including increased legal and other professional costs necessary to execute the Company’s reorganization, on the Company’s liquidity (including the availability of operating capital during the pendency of the Chapter 11 Cases), results of operations or business prospects; the effects of the Chapter 11 Cases on the interests of various constituents; the length of time that the Company will operate under Chapter 11 protection; risks associated with third-party motions in the Chapter 11 Cases; Bankruptcy Court rulings in the Chapter 11 Cases and the outcome of the Chapter 11 Cases in general; conditions to which any debtor-in-possession financing is subject and the risk that these conditions may not be satisfied for various reasons, including for reasons outside the Company’s control; the effects of the COVID-19 pandemic and uncertainties about its depth and duration, including the health and well-being of our employees and customers, temporary store closures, increases in the unemployment rate, furlough or temporary layoffs of our employees, our ability to increase our liquidity and preserve financial flexibility, and social distancing measures or changes in consumer spending behaviors; actions or inactions by governmental entities; domestic and international macro-economic conditions; inflation or deflation; the loss of, or changes in, key employees; success, or lack thereof, in formulating or executing our internal strategies and operating plans including new store and new market expansion plans; cost reduction initiatives and revenue enhancement strategies; changes to our capital allocation policy; changes in demand for our retail clothing or rental products, including changes in apparel trends and changing consumer preferences; market trends in the retail or rental business; customer confidence and spending patterns; changes in traffic trends in our stores; customer acceptance of our merchandise strategies, including custom clothing; performance issues with key suppliers; disruptions in our supply chain; severe weather; regional or national civil unrest or acts of civil disobedience; public health crises, including the recent coronavirus outbreak; foreign currency fluctuations; government export and import policies, including the enactment of duties or tariffs; advertising or marketing activities of competitors; the impact of cybersecurity threats or data breaches; legal proceedings and the impact of climate change.

Please refer to the Company’s Annual Report on Form 10-K for the year ended February 1, 2020 and its Current Report on Form 8-K filed on June 10, 2020 for a further discussion of risks and uncertainties. Investors should take such risks into account and should not rely on forward-looking statements when making investment decisions. Any forward-looking statement made by us in this Form 12b-25 is based only on information currently available to us and speaks only as of the date on which it is made. We do not undertake to update these forward-looking statements as of any future date.

Tailored Brands, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 11, 2020	By:	/s/ John Vazquez
Name: John Vazquez
Title: Vice President — Chief Accounting Officer and Treasurer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).